82-3226

06011608

RECEIVED

2006 MAR 13 P 12:14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

NEWS DOFASCO

Dofasco Inc., P.O. Box 2460, Hamilton, Ontario L8N 3J5
Telephone: 905 544-3761 Fax: 905 548-4935
Toll Free: 800 363-2726 On Line: www.dofasco.ca

RELEASE DATE: February 3, 2006

INFORMATION CONTACT: Gordon Forstner 905 548-7200 ext. 2200

SUPPL

DOFASCO POSTS $28.4 MILLION FOURTH QUARTER NET INCOME

Hamilton, Ontario: Dofasco Inc. today reported its earnings for the year and quarter ended December 31, 2005. Dofasco's 2005 net income was $171.0 million or $2.21 per share, compared to $376.9 million or $4.92 per share in 2004. For the three months ended December 31, 2005, net income was $28.4 million or $0.37 per share. This compares to net income of $96.8 million or $1.26 per share in the fourth quarter of 2004.

The consolidated net income for the fourth quarter reflected good results at the Corporation's Mining Operations and Gallatin Steel segments offset by a loss at Dofasco's Steel Operations business segment.

The financial results for the Steel Operations segment, which includes Dofasco's Hamilton operations, were negatively impacted in the fourth quarter by continued high input costs and various production issues. In addition, a number of non-operating items had a net unfavourable impact on Dofasco's fourth quarter net income of approximately $9 million or 11 cents per share.

These results also reflect the recent volatility experienced in the North American pricing environment. In 2004, robust global flat rolled steel demand led to a rapid escalation of U.S. spot market selling prices over the first three quarters of the year, reaching a record level of US $740 per ton as published by CRU International Inc. in September 2004. Increased levels of imports into North America in the second half of 2004 resulted in higher inventories throughout the supply chain which led to a decline in industry-reported prices of approximately US $100 per ton during the fourth quarter. In 2005, the high inventory levels, combined with softening end-user demand, resulted in a further decline in published hot band spot prices of more than US $200, reaching a low of US $425 per ton in August before recovering to US $550 per ton for the fourth quarter, as reported by CRU.

Commenting on the year's results, Dofasco's President and CEO Don Pether said, "We are pleased by our two recent acquisitions, Quebec Cartier Mining Company and the Copperweld automotive and mechanical tubing businesses, and by their performance to date. In addition, Gallatin continued its excellent operational performance with record annual shipments. Gallatin's earnings performance was only surpassed by record results in 2004." Mr. Pether continued, "However, in Hamilton, Dofasco faced a number of challenges in 2005. Profitability was negatively impacted by significantly higher costs for purchased slabs, raw materials and energy and a significant drop in market pricing. Hamilton employees continued to remain focused in the face of these challenges and in the midst of the completion of the No. 2 Blast Furnace rebuild and working towards completion of Phase 1 of the Finishing Division Improvement Program."

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Gross Income by Business Segment
Consolidated gross income for the fourth quarter of 2005 was $123.6 million, a 44% decline from gross income of $219.7 million for the same quarter of 2004. This decrease is mainly the result of significantly lower results at Steel Operations and lower results at Gallatin Steel. On the positive side, the results of the Corporation's Mining Operations segment increased significantly as a result of the impact of the acquisition of Quebec Cartier Mining Company (QCM) and improved results at Wabush Resources. For the year ended December 31, 2005, consolidated gross income was $536.2 million compared to $836.2 million in 2004.

Gross income is used by management to analyze the margins of its reporting segments. Gross income is a financial measure that is not recognized by generally accepted accounting principles (GAAP) in Canada. This measure, presented in respect of Dofasco and its business segments, may not be comparable to similar measures presented by other companies.

Steel Operations Gross Income
For the quarter ended December 31, 2005, Steel Operations gross income was $9.9 million, a significant decrease from the $173.1 million generated in the fourth quarter of 2004. Gross income for the year ended December 31, 2005 was $291.3 million, compared to $654.1 million gross income in 2004.

As in previous quarters, the results of the Steel Operations segment were largely driven by the Corporation's Hamilton operations.

Hamilton Operations Gross Income
At the Corporation's Hamilton operations, shipments were 1,020,000 tons in the fourth quarter, virtually unchanged from the 1,019,000 tons shipped in the fourth quarter of 2004.

Average revenue per ton of steel shipped from Hamilton in the fourth quarter of 2005 was $758 per ton compared to $870 per ton in the fourth quarter of 2004 driven by a substantial decrease in selling prices across all products and the impact of a stronger Canadian dollar, averaging $0.85 in the fourth quarter of 2005 versus $0.82 in the fourth quarter of 2004. In the third quarter, various short-term operating interruptions caused some shipments to be delayed until the fourth quarter. As a result, revenue per ton in the fourth quarter was also negatively impacted since these shipments were influenced by the third quarter spot market prices which were well below the fourth quarter levels.

Average cost per ton for the fourth quarter was $755 per ton, an increase of $38 per ton over the level experienced in the same period in 2004. This increase was mainly due to the impact of the higher excess cost of purchased slabs in the quarter, which was approximately $26 per ton shipped higher than in the fourth quarter of 2004. Costs were also higher due to production interruptions at steelmaking operations and additional outside processing and other costs incurred in preparation for the January shutdown associated with the #2 Coupled Pickle Line Cold Mill (#2 CPCM) project, the total of which contributed approximately $20 to the higher cost per ton. Increased costs for raw materials and energy were partly offset by lower scrap costs, higher hot mill and finishing production as well as lower variable compensation expense versus the fourth quarter of 2004.

As a result of these factors, gross income from Hamilton operations declined to $3.0 million in the fourth quarter compared to $158.0 million in the fourth quarter of 2004.

Gallatin Steel Gross Income
Dofasco's 50% share of Gallatin Steel's gross income was $123.6 million for the year ended December 31, 2005, compared to $191.9 million gross income in 2004.

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Gallatin Steel contributed $32.1 million of gross income in the fourth quarter of 2005, lower than the excellent results of $50.1 million reported in the fourth quarter of 2004. The decline in gross income was mainly a result of significantly lower average revenue per ton and the impact of a weaker U.S. dollar on the translation of Gallatin's results.

Shipments were 406,000 tons in the fourth quarter, the second highest ever, and 32,000 tons higher than in the fourth quarter of 2004. Hot band steel production in the quarter was a record 406,000 tons.

Gallatin's average revenue per ton in the fourth quarter of 2005 was US $546 per ton compared to US $682 per ton in the fourth quarter of 2004, a decrease of US $136 per ton reflecting considerably lower U.S. spot market selling prices.

The average cost per ton shipped in the fourth quarter decreased by US $53 over the same period in 2004 primarily driven by lower average scrap costs in the quarter.

Mining Operations Gross Income
Gross income for the Corporation's Mining Operations segment, consisting of QCM and Wabush Resources, was $123.9 million for the quarter ended December 31, 2005, of which $117.7 million was contributed by QCM, compared to a loss of $4.3 million in the fourth quarter of 2004, which included only Wabush Resources.

Mining Operations average revenue per tonne for pellets and concentrate in the period was $78 reflecting the higher market pricing for both pellets and concentrate in 2005, partially offset by the unfavourable impact of the stronger Canadian dollar on sales which are denominated in U.S. dollars. Average cost per tonne shipped in the quarter was $45.

For the year, Mining Operations contributed $193.7 million of gross income in 2005, a significant improvement over the loss of $9.6 million posted in 2004.

Of the Mining Operations gross income reported in the fourth quarter, $41.9 million has been eliminated on consolidation, reflecting the change in the unrealized intercompany profit in the quarter. The corresponding amount for the year ended December 31, 2005 is $71.6 million. The unrealized intercompany profit at the end of each period relates to Mining Operations profit remaining in Dofasco's pellet and steel inventories.

Copperweld
On October 3, 2005, Dofasco successfully completed the acquisition of certain mechanical tubing and automotive components assets of Copperweld Holding Company. The integration of the acquired Copperweld organization is ongoing. At this early stage, Copperweld is being impacted by one time integration costs and as a result did not make a significant contribution to earnings during the quarter. The results of Copperweld have been included in the Steel Operations segment effective as at the acquisition date.

Depreciation and Amortization
Consolidated depreciation and amortization of $75.0 million increased by $17.4 million in the fourth quarter of 2005 compared to the same period in 2004. The increase in the fourth quarter of 2005 reflects depreciation of $13.3 million for QCM, $2.8 million for Copperweld assets acquired, as well as higher depreciation in Hamilton following the commissioning of the No. 2 Blast Furnace. These factors were partially offset by the impact of certain facilities in Hamilton becoming fully depreciated during 2004.

For the year ended December 31, 2005, consolidated depreciation and amortization was $234.1 million compared to $235.8 million for 2004.

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Income Taxes
The consolidated effective tax rate of 36% for the fourth quarter was consistent with the Corporation's Canadian manufacturing and processing effective tax rate, and compares to the effective tax rate of 35% for the same period in 2004.

For the year 2005 the consolidated effective tax rate of 35% was consistent with the Corporation's Canadian manufacturing and processing effective statutory rate and slightly higher than the effective tax rate of 33% for 2004. The lower effective rate in 2004 was largely due to an $11.6 million reduction of income tax expense due to the reversal of the valuation allowance against U.S. future income tax assets.

Management Appointment
On November 11, 2005, Dofasco's Board of Directors appointed Andy Harshaw to the position of Vice President, Manufacturing, succeeding Dave Borsellino who retired on the same date.

Credit Facility
On January 26, 2006, Dofasco's Board of Directors authorized entering into a credit facility for $300 million. On January 27, 2006, $215 million of the credit facility was drawn down to pay the break fee due to ThyssenKrupp AG.

As previously advised, no further commentary on Dofasco's earnings will be provided.

Dofasco is a leading North American steel solutions provider. Product lines include hot rolled, cold rolled, galvanized, Extragal™, Galvalume™ and tinplate flat rolled steels, as well as tubular products, laser-welded blanks and Zyplex™, a proprietary laminate. Dofasco's wide range of steel products is sold to customers in the automotive, construction, energy, manufacturing, pipe and tube, appliance, packaging and steel distribution industries.

This News Release contains forward-looking information with respect to Dofasco's operations and future financial results. Actual results may differ from expected results for a variety of reasons including the factors discussed in the Management's Discussion and Analysis section of Dofasco's 2004 Annual Report and the Quarterly Reports to Shareholders for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005.

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Consolidated Statements of Income and Retained Earnings (Unaudited)

(in millions except per share amounts)	Three Months Ended December 31 2005	Three Months Ended December 31 2004	Years Ended December 31 2005	Years Ended December 31 2004
Income				
Net sales	**$ 1,324.3**	$ 1,113.1	**$ 4,562.9**	$ 4,224.9
Cost of sales	**1,200.7**	893.4	**4,026.7**	3,388.7
Gross income	**123.6**	219.7	**536.2**	836.2
Depreciation and amortization	**75.0**	57.6	**234.1**	235.8
Operating income	**48.6**	162.1	**302.1**	600.4
Interest on long-term debt	**8.3**	9.5	**34.0**	39.3
Investment and other income	**(1.7)**	(3.0)	**(7.8)**	(10.5)
Foreign exchange (gain) loss	**(3.2)**	4.8	**5.7**	5.9
Income before income taxes	**45.2**	150.8	**270.2**	565.7
Income tax expense	**16.4**	52.7	**94.5**	183.7
	28.8	98.1	**175.7**	382.0
Minority interest	**0.4**	1.3	**4.7**	5.1
Net income	**$ 28.4**	$ 96.8	**$ 171.0**	$ 376.9
Earnings per Common Share				
Basic	**$ 0.37**	$ 1.26	**$ 2.21**	$ 4.92
Diluted	**$ 0.36**	$ 1.25	**$ 2.20**	$ 4.90
Retained Earnings				
Opening balance	**$ 1,418.2**	$ 1,280.8	**$ 1,352.0**	$ 1,072.2
Net income	**28.4**	96.8	**171.0**	376.9
Premium on redemption of preferred shares	**-**	(0.1)	**-**	(0.1)
	1,446.6	1,377.5	**1,523.0**	1,449.0
Dividends declared:				
Preferred shares	**-**	-	**-**	0.4
Common shares	**25.6**	25.5	**102.0**	96.6
	25.6	25.5	**102.0**	97.0
Ending balance	**$ 1,421.0**	$ 1,352.0	**$ 1,421.0**	$ 1,352.0

Consolidated Balance Sheets (Unaudited)

(in millions)	December 31 2005	December 31 2004
Current assets:		
Cash and cash equivalents	$ 122.4	$ 262.2
Short-term investments	-	106.0
Accounts receivable	644.0	499.3
Inventories	1,397.7	1,060.4
Future income tax assets	54.8	11.1
Other current assets	26.1	3.1
	2,245.0	1,942.1
Fixed and other assets:		
Fixed assets	2,219.3	1,669.7
Future income tax assets	46.2	-
Accrued pension benefit	88.5	76.2
Investments and other assets	29.9	34.2
	2,383.9	1,780.1
Total assets	$ 4,628.9	$ 3,722.2
Current liabilities:		
Short-term borrowings	$ 221.1	$ 4.9
Accounts payable and accrued liabilities	542.1	498.7
Income and other taxes payable	45.2	61.8
Dividends payable	25.5	25.4
Current requirements on long-term debt	49.1	219.9
	883.0	810.7
Long-term liabilities:		
Long-term debt	584.9	224.6
Future income tax liabilities	77.8	56.5
Employee future benefits	722.5	402.5
Other long-term liabilities	72.6	26.2
	1,457.8	709.8
Minority interest	42.7	35.8
Shareholders' equity:		
Common shares	867.4	850.6
Contributed surplus	11.5	9.2
Retained earnings	1,421.0	1,352.0
Currency translation adjustment	(54.5)	(45.9)
	2,245.4	2,165.9
Total liabilities and shareholders' equity	$ 4,628.9	$ 3,722.2

Consolidated Statement of Cash Flows (Unaudited)

	Three Months Ended December 31		Years Ended December 31	
(in millions)	**2005**	2004	**2005**	2004
Cash provided from (used for):				
Operating activities:				
Net income	**$ 28.4**	$ 96.8	**$ 171.0**	$ 376.9
Add (deduct) items not affecting cash				
Depreciation and amortization	**75.0**	57.6	**234.1**	235.8
Future income taxes	**(24.8)**	35.6	**(27.6)**	25.8
Employee future benefits	**(8.0)**	(65.0)	**11.1**	(19.3)
Stock-based compensation	**7.5**	0.9	**12.9**	7.4
Minority interest	**0.4**	-	**4.7**	5.1
Other	**2.3**	2.1	**6.0**	1.3
	80.8	128.0	**412.2**	633.0
Add (deduct) changes in non-cash components of working capital	**90.3**	(57.5)	**(161.6)**	(196.9)
	171.1	70.5	**250.6**	436.1
Investment activities:				
Capital expenditures	**(84.2)**	(116.1)	**(382.2)**	(318.0)
Business acquisitions, net of cash acquired	**(172.2)**	-	**(399.4)**	-
Decrease (increase) in short-term investments	**-**	9.4	**106.0**	(51.5)
Other	**5.3**	(0.2)	**(1.4)**	(0.4)
	(251.1)	(106.9)	**(677.0)**	(369.9)
Financing activities:				
Increase (decrease) in short-term borrowings	**78.5**	(1.3)	**216.2**	(7.3)
Issuance of long-term debt	**-**	-	**387.0**	-
Repayment of long-term debt	**(27.3)**	(24.5)	**(226.8)**	(54.8)
Redemption of preferred shares	**-**	(11.5)	**-**	(11.5)
Common shares issued	**5.3**	0.6	**14.2**	26.2
Dividends paid	**(25.6)**	(25.5)	**(101.9)**	(94.5)
Dividends paid to minority interest	**-**	-	**(1.3)**	-
	30.9	(62.2)	**287.4**	(141.9)
Effect of exchange rate changes on cash and cash equivalents	**0.1**	(4.3)	**(0.8)**	(8.2)
Cash and cash equivalents:				
Decrease in the period	**(49.0)**	(102.9)	**(139.8)**	(83.9)
Balance at beginning of period	**171.4**	365.1	**262.2**	346.1
Balance at end of period	**$ 122.4**	$ 262.2	**$ 122.4**	$ 262.2

- SUPPLEMENTARY INFORMATION -

Segmented Information (Unaudited) **Dofasco Inc.**

(in millions except shipments and per ton amounts)	2005 Fourth Quarter	2005 Third Quarter	2004†† Fourth Quarter	2005 Year	2004†† Year
Net Sales					
Mining Operations*	$ 292.7	$ 226.9	$ 16.8	$ 567.5	$ 55.2
Gallatin**	130.1	107.2	156.0	513.9	576.9
Steel Operations***	1,003.1	851.2	956.8	3,699.1	3,645.9
Intercompany Elimination	(101.6)	(80.8)	(16.5)	(217.6)	(53.1)
Consolidated Sales	$ 1,324.3	$ 1,104.5	$ 1,113.1	$ 4,562.9	$ 4,224.9
Cost of Sales					
Mining Operations*	$ 168.8	$ 170.9	$ 21.1	$ 373.8	$ 64.8
Gallatin**	98.0	89.5	105.9	390.3	385.0
Steel Operations***	993.2	815.6	783.7	3,407.8	2,991.8
Intercompany Elimination	(59.3)	(63.6)	(17.3)	(145.2)	(52.9)
Consolidated Cost of Sales	$ 1,200.7	$ 1,012.4	$ 893.4	$ 4,026.7	$ 3,388.7
Gross Income					
Mining Operations*	$ 123.9	$ 56.0	$ (4.3)	$ 193.7	$ (9.6)
Gallatin**	32.1	17.7	50.1	123.6	191.9
Steel Operations***	9.9	35.6	173.1	291.3	654.1
Intercompany Elimination	(42.3)	(17.2)	0.8	(72.4)	(0.2)
Consolidated Gross Income	$ 123.6	$ 92.1	$ 219.7	$ 536.2	$ 836.2
Depreciation & Amortization					
Mining Operations*	$ 13.9	$ 10.5	$ 0.6	$ 25.6	$ 2.0
Gallatin**	7.2	4.8	5.3	21.9	21.2
Steel Operations***	53.9	46.6	51.7	186.6	212.6
Consolidated Depreciation & Amortization	$ 75.0	$ 61.9	$ 57.6	$ 234.1	$ 235.8
Interest on Long-term Debt					
Mining Operations*	$ 0.2	$ -	$ 0.1	$ 0.3	$ 0.2
Gallatin**	-	0.1	-	0.1	0.2
Steel Operations***	8.1	8.3	9.4	33.6	38.9
Consolidated Interest on Long-term Debt	$ 8.3	$ 8.4	$ 9.5	$ 34.0	$ 39.3
Investment and Other Income					
Mining Operations*	$ (0.7)	$ (0.6)	$ (0.2)	$ (1.5)	$ (0.4)
Gallatin**	-	(0.2)	(0.1)	(0.7)	(0.6)
Steel Operations***	(1.0)	(0.9)	(2.7)	(5.6)	(9.5)
Consolidated Investment and Other Income	$ (1.7)	$ (1.7)	$ (3.0)	$ (7.8)	$ (10.5)
Foreign Exchange (Gain) Loss					
Mining Operations*	$ (4.7)	$ 6.3	$ -	$ 1.6	$ -
Gallatin**	-	-	-	-	0.1
Steel Operations***	1.5	5.8	4.8	4.1	5.8
Consolidated Foreign Exchange (Gain) Loss	$ (3.2)	$ 12.1	$ 4.8	$ 5.7	$ 5.9
Income Before Income Taxes					
Mining Operations*	$ 115.2	$ 39.8	$ (4.8)	$ 167.7	$ (11.4)
Gallatin**	24.9	13.0	44.9	102.3	171.0
Steel Operations***	(52.6)	(24.2)	109.9	72.6	406.3
Intercompany Elimination	(42.3)	(17.2)	0.8	(72.4)	(0.2)
Consolidated Income Before Income Taxes	$ 45.2	$ 11.4	$ 150.8	$ 270.2	$ 565.7
Shipments					
Mining Operations (000's tonnes)*	3,732	2,831	342	7,141	1,067
Steel Shipments					
Gallatin (000's net tons)**	202	194	188	764	758
Hamilton & DSG Operations (000's net tons)	1,020	1,025	1,019	4,047	4,244
Total Steel Shipments	1,222	1,219	1,207	4,811	5,002
Sales Per Ton					
Mining Operations ($/MT)*	$ 78	$ 80	$ 49	$ 79	$ 52
Gallatin	$ 641	$ 553	$ 834	$ 672	$ 762
Hamilton & DSG Operations	$ 758	$ 768	$ 870	$ 808	$ 803
Gross Income (Loss) Per Ton					
Mining Operations($/MT)*	$ 33	$ 20	$ (13)	$ 27	$ (10)
Gallatin	$ 158	$ 91	$ 267	$ 162	$ 253
Hamilton & DSG Operations	$ 3	$ 29	$ 153	$ 65	$ 142
Number of common shares outstanding:					
Period-end (000's)	77,582	77,417	77,105	77,582	77,105
Year-to-date weighted average (000's)	77,237	77,167	76,589	77,237	76,589

* Mining Operations include Wabush Resources Inc. and Quebec Cartier Mining Company.

** Represents Dofasco's 50% share.

*** Steel Operations include Hamilton operations, Dofasco USA, Powerlasers, DoSol Galva, Dofasco de Mexico, Dofasco Marion, Dofasco Tubular Products and Dofasco's share of Baycoat, DJ Galvanizing, and Sorevco.

†† Reclassified to conform to current year's presentation.